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                            August 22, 2022

       Paul Davis
       General Counsel
       Xperi Corp. (c/o Xperi, Inc.)
       2190 Gold Street
       San Jose, CA 95002

                                                        Re: Xperi, Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted August 5,
2022
                                                            CIK No. 0001788999

       Dear Mr. Davis:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comment refers to our letter dated July 27, 2022.

       Amendment No. 4 to Draft Registration Statement on Form 10

       Exhibit 99.1
       Unaudited Pro Forma Condensed Combined Financial Information
       Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 71

   1. We note the revisions made in response to prior comment 2. Please further revise to begin the reconciliations on
pages 73 and 74 with "Pro forma Net loss attributable to [Xperi
                                                        Product]." Also, revise
to disclose and label pro forma earnings (loss) per share before and after the
management's adjustments. Refer to 11-02(a)(7)(ii) of Regulation S-X.
 Paul Davis
FirstName
Xperi Corp.LastNamePaul   Davis
            (c/o Xperi, Inc.)
Comapany
August 22, NameXperi
           2022         Corp. (c/o Xperi, Inc.)
August
Page 2 22, 2022 Page 2
FirstName LastName
        You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Mike Ringler, Esq.